Exclusive Technical Consulting
and Services Agreement

between

Beijing Xin Fu Industry Consulting Co., Ltd.
(北京信赋兴业咨询有限公司)

and

Beijing Wowjoint Machinery Co., Ltd.
(北京万桥兴业机械有限公司)

This Exclusive Technical Consulting and Services Agreement (the “Agreement”) is made and entered into on the date of August 25, 2009 between the following two parties in Beijing:

Party A:	Beijing Xin Fu Industry Consulting Co., Ltd. (北京信赋兴业咨询有限公司)
Legal Address:	B2-D2-301 A Block Tiancheng Mansion, #2, Xinfeng Road, Deshengmenwai Street, Xicheng Dist., Beijing, P.R.China 100088

Party B:	Beijing Wowjoint Machinery Co., Ltd. (北京万桥兴业机械有限公司)
Legal Address:	1108 A Block Tiancheng Mansion, #2 Xinfeng Road, Deshengmenwai Street, Xicheng Dist. Beijing P.R. China 100088

WHEREAS:

1.
Party A, a wholly foreign-owned enterprise organized in People’s Republic of China (the “PRC”) under the Laws of the PRC, owns resources to provide the technical consulting, management services, business consulting and possessing the relevant business experience and resources.

2.
Party B, a limited liability company registered in the PRC and is approved by the competent governmental authorities to carry on the business of manufacturing and installation of tailored construction equipment and machinery.

3.	Party A agrees to provide Party B with technical consulting and related services set forth in this Agreement, and Party B agrees to accept such technical consulting and services provided by Party A;

NOW THEREFORE, the parties through mutual negotiations agree as follows:

1.	Technical Consulting and Services; Exclusivity

1.1
During the term of this Agreement, Party A agrees to, as the exclusive technical consulting and services provider of Party B, provide the exclusive technical consulting and services to Party B set forth on Appendix 1.  Party A further agrees that, during the term of this Agreement, it shall not provide any technical consulting and services to any other third parties without Party B’s prior written consent, with the exception to the affiliates of Party B.

1.2
Party B hereby agrees to accept such exclusive technical consulting and services provided by Party A.  Party B further agrees that, during the term of this Agreement, it shall not accept any third parties to provide such technical consulting and services for such above-mentioned business without the prior written consent of Party A.

1.3
Party A shall be the sole and exclusive owner of all right, title and interests to any and all intellectual property rights arising from the performance of this Agreement, including but not limited to, copyrights, patent, know-how, trade secrets and others no matter whether it is developed by Party A or by Party B based on Party A’s intellectual property right.

2.           Calculation and Payment of the Fee for Technical Consulting and Services (the “Fee”)

The parties agree that the Fee under this Agreement shall be determined according to the terms set forth in Appendix 2.

3.           Representations, Warranties and Covenants

3.1	Party A hereby represents and warrants as follows:

3.1.1	Party A is a company duly registered and validly existing under the Laws of the PRC;

3.1.2
Party A has the power, has been duly authorized by all necessary action, and has obtained all third party and governmental consents and approvals to execute and perform this Agreement.  The execution, delivery and performance of this Agreement and does not and will not result in any violation of enforceable or effective laws or contractual limitations;

3.1.3	The Agreement constitutes a legal, valid and binding obligation of Party A, enforceable against it in accordance with its terms upon its execution; and

3.14
No lawsuit, arbitration or other judicial or administrative proceeding is pending that would affect Party A’s ability to perform its obligation under this Agreement, and to its knowledge, no such proceeding is threatened

3.2	Party B hereby represents and warrants as follows:

3.2.1	Party B is a company duly registered and validly existing under the Laws of the PRC and is licensed to engage in the business of the information service on the value-added communication services.

3.2.2
Party B has the company power, within the business scope, has been dully authorized by all necessary action, has been obtained all consents and approvals from any third parties and governments to execute and perform this Agreement, and do not and will not result in any violation of enforceable or effective laws or contractual limitations.

3.2.3	The Agreement constitutes a legal, valid and binding obligation of Party B, enforceable against it in accordance with its terms upon its execution.

3.2.4
No lawsuit, arbitration or other judicial or administrative proceeding is pending that would affect Party B’s ability to perform its obligation under this Agreement, and to its knowledge, no such proceeding is threatened; and

3.2.5
Party B has disclosed to Party A all contracts, government approvals, permits or other documents to which Party B is a party or by which Party B (or any of its properties, assets or business) is subject or bound, which may have a material adverse effect on its ability to fully perform its obligations under this Agreement, and the documents provided by Party B to Party A does not contain any statement of or omit to state any material fact.

3.3	Party B further covenants to Party A as follows:

3.3.1	Party B shall pay the Fee as set forth in Appendix 2 in a timely manner to Party A in accordance with the terms of this Agreement.

3.3.2
During the Term of this Agreement, Party B shall continuously maintain the validity of its business licenses, permits and qualifications; and actively cooperate with Party A in the provision of the Services as set forth in Appendix 1.

4.           Confidentiality

4.1
Prior to and during the term of this Agreement, a Party (“Disclosing Party”) may have disclosed or may disclose certain confidential information to the other Party (“Recipient”) from time to time. The Recipient shall keep confidential such confidential information and shall not use such confidential information for any purpose other than those specifically provided for under this Agreement. The foregoing confidentiality obligation shall not apply to the information: (a) that was already in the Recipient’s possession prior to such disclosure, as demonstrated by documentation prepared prior to such disclosure; (b) that has entered the public domain through no breach of this Agreement by the Recipient; and (c) that was obtained by the Recipient from a third party who did not commit a breach of confidence with respect to such information.

4.2	The parties agree that this Article 4 shall survive no matter whether this Agreement is amended, cancelled or terminated.

5.           Indemnity

Party B shall indemnify and hold harmless Party A from and against any loss, damage, obligation and expenses arising out of any litigation, claim or other legal procedure against Party A arising out of the performance of this Agreement.

6.           Effectiveness and Term

6.1
This Agreement shall be executed and come into effect as of the date first set forth above.  The term of this Agreement is ten (10) years unless earlier terminated as set forth in this Agreement (the “Term”).  Party A and Party B shall review this Agreement every three (3) months to determine whether any amendment or supplement to the Agreement is necessary after considering the circumstances.

7.           Termination

7.1	Termination; extension

This Agreement shall terminate automatically upon expiration of the Term unless a written notice of extension from Party A is provided to Party B upon or prior to expiration of the Term.  Under such circumstance, the Term shall automatically renew for a period specified in Party’s notice up to ten (10) years.

7.2	Early Termination

During the Term, Party B may not terminate this Agreement except in the case of gross negligence, fraud or other illegal acts or bankruptcy of Party A.  Notwithstanding the foregoing, Party A may terminate this Agreement at any time with a written notice to Party B thirty (30) days before such termination.

7.3	Survival

All rights and obligations under Article 4 and Article 5 shall survive after the termination of this Agreement.

8.           Dispute Resolution

The parties shall strive to settle any dispute arising from the interpretation or performance in connection with this Agreement through friendly consultation.  In case no settlement can be reached through consultation, each Party can submit such matter to Hong Kong International Arbitration Centre (the “HKIAC”) for arbitration in Hong Kong under the current effective rules of HKIAC.  The arbitration tribunal shall comprise of three (3) arbitrators.  Each party shall be entitled to appoint one (1) arbitrator and the arbitrators so appointed shall appoint a third (3rd) arbitrator who shall preside as Chairman.  The arbitration proceedings shall be conducted in Chinese.  The arbitration award shall be final and binding upon the parties and shall be enforceable in accordance with its terms.

9.           Force Majeure

9.1
Force Majeure, which includes, but not limited to, acts of governments, acts of nature, fire, explosion, typhoon, flood, earthquake, tide, lightning or war, means any event that is beyond the party’s reasonable control and cannot be prevented with reasonable care.  However, any shortage of credit, capital or finance shall not be regarded as an event of Force Majeure.  The affected party who is claiming to be not liable to its failure of fulfilling this Agreement by Force Majeure shall inform the other party, without delay, of the approaches of the performance of this Agreement by the affected party.

9.2
In the event that the affected party is delayed in or prevented from performing its obligations under this Agreement by Force Majeure, only within the scope of such delay or prevention, the affected party will not be responsible for any damage by reason of such a failure or delay of performance.  The affected party shall take appropriate means to minimize or remove the effects of Force Majeure and attempt to resume performance of the obligations delayed or prevented by the event of Force Majeure. After the event of Force Majeure is removed, the parties agree to resume performance of this Agreement with their best efforts.

10.          Notices

All notices or other communications provided for hereunder shall be written in English and Chinese and shall be personal delivery or by registered or postage prepaid mail, recognized courier service or facsimile transmission to the address of the relevant party or parties set forth below.

If to Party A:	Beijing Xin Fu Industry Consulting Co., Ltd.
B2-D2-301 A Block Tiancheng Mansion, #2, Xinfeng Road, Deshengmenwai Street, Xicheng Dist., Beijing, P.R.China 100088

If to Party B:	Beijing Wowjoint Machinery Co., Ltd.
1108 A Block Tiancheng Mansion, #2 Xinfeng Road, Deshengmenwai Street, Xicheng Dist. Beijing P.R. China 100088

11.         Assignments

Party B may not assign its rights and obligations under this Agreement to any third parties without the prior written consent of Party A.

12.         Severability

If any provision contained in this Agreement is held invalid or unenforceable under applicable, such provision shall be invalid or unenforceable as to such jurisdiction and the remaining provisions hereof shall not be in any way impaired.

13.         Amendment and Supplement

Any amendment and supplement of this Agreement shall be effective only if it is made in writing and signed by the parties hereto.  The amendment and supplement duly executed by the parties shall be part of this Agreement and shall have the same legal effect as this Agreement.

14.         Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the PRC.

15.         Miscellaneous

This Agreement is executed in English.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their representatives hereunto duly authorized as of the date first set forth above written.

Exclusive Technical Consulting and Services Agreement

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By:	/s/ Ya Bin Liu
Party A : Beijing Xin Fu Industry Consulting Co., Ltd.( 北京信赋兴业咨询有限公司)
(Affix Seal)

Legal Representative: Ya Bin Liu

By:	/s/ Ya Bin Liu
Party B: Beijing Wowjoint Machinery Co., Ltd. (北京万桥兴业机械有限公司)
(Affix Seal)

Legal Representative: Ya Bin Liu

Appendix 1: The list of Technical Consulting and services

Party A shall provide Party B with the following technical consulting and services:

1.	Provide technical services for the designs in plan of constructions, equipment blueprint and modification.
2.	Conducting marketing research and providing marketing-research related consulting services;
3.	Verifying and confirming project offers valued at or more than $100,000 USD and tendering with combined signature.
4.	Providing the planning, design, evaluation and confirmation consulting support with regard to the development of new products.
5.
Providing the consulting services and support with regard to the labor and employment matters of Party B, including but not limited to the designation and training of Party B’s business personnel, administrative and management personnel, assist in the establishment of a sound human resource management system.

6.	Providing management-related consulting services and support; introduce advanced management concept and models to Party B.
7.	Provide technical indications for product development, modification, issues with testing and installation and other technical support services as needed by Party B.
8.	Such other services as may be agreed between the Parties.

Appendix 2: Calculation and Payment of the Fee for Consulting and Services

Party B shall pay a consulting service fee in amount of 12% to 20% of its revenue per year to Party A.  The actual applicable rate of the Fee in a given year shall be determined by Party A at its sole discretion based on the financial and business conditions of Party B.

The Fee should be calculated and collected within 90 days after the end of each fiscal year of Party B.  Party B shall wire the Fee within such period to a bank account designated by Party A.